PARK AVENUE TOWER
65 EAST 55TH STREET
NEW YORK, NEW YORK 10022
TELEPHONE: 212.451.2300
FACSIMILE: 212.451.2222
WWW.OLSHANLAW.COM
DIRECT DIAL: 212.451.2220
EMAIL: RFRIEDMAN@OLSHANLAW.COM
December 21, 2010
VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL
Peggy Kim, Esq.
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	GlobalOptions Group, Inc. Schedule TO-I Filed December 1, 2010 File No. 005-80846
Dear Ms. Kim:
          We acknowledge receipt of the letter of comment dated December 10, 2010 from the Staff (the “Comment Letter”) with regard to the above-referenced matter. We have reviewed the Comment Letter with GlobalOptions Group, Inc. (the “Company”) and provide the following supplemental response on its behalf. Unless otherwise indicated, the page references below are to the marked version of the enclosed paper copy of Amendment No. 1 to Schedule TO-I (“Amendment No. 1”) filed on the date hereof. Capitalized terms used herein and not separately defined have the meanings given to them in Amendment No. 1. Our responses are numbered to correspond to your comments.
Offer to Purchase General
1.	We note that the issuer is offering to purchase up to 69.2% of the shares outstanding. Please advise us as to your consideration of whether Rule 13e-3 applies to this tender offer.
          The Company has reviewed Rule 13e-3 and concluded that Rule 13e-3 is not applicable to this tender offer. The Company made its conclusion, in part, based upon its reading of Compliance and Disclosure Interpretations Question 104.01 under Section 104. Rule 13e-3(a)(3).
NEW JERSEY OFFICE
744 BROAD STREET, 16 FLOOR
NEWARK, NJ 07102
TELEPHONE: 973.331.7200
FACSIMILE: 973.331.7222

December 21, 2010

The Company does not currently have a class of securities registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Company’s common stock is currently held by less than 300 stockholders of record, less than the threshold amounts specified in Exchange Act Rule 12h-3, and as such the Company does not believe that this tender offer will have “caused” the Company’s common stock to become eligible for termination of registration or suspension of the obligation to report.
Proration, page 9
2.	We note that the issuer does not expect to announce the final proration factor or commence payment until approximately five business days after the expiration date. Please advise us as to how this complies with the requirement in Rule 14e-1(c) to pay promptly. See section of SEC Release 34-43069.
          The Company acknowledges the Staff’s comment and revises the Offer to Purchase to indicate that the Company will announce the final proration factor and commence payment promptly after the expiration date.
Section 9, Source and Amount of Funds, pane 19
3.	We note that the issuer possesses the funds necessary to purchase shares tendered in the offer. Please revise to specify the sources of funding. Item 1007(a) of Regulation M-A.
          The Company acknowledges the Staff’s comment and revises the Offer to Purchase to indicate that the Company possesses the cash funds necessary to purchase the shares tendered in the offer.
          Attached as Exhibit A hereto is a letter from the Company containing the acknowledgments requested at the conclusion of the Comment Letter.
          Please direct your questions or comments regarding the Company’s responses to the Comment Letter and Amendment No. 1 to the undersigned at (212) 451-2220. Thank you for your assistance.

Sincerely, Robert H. Friedman

December 21, 2010

Exhibit A
GLOBALOPTIONS GROUP, INC.
75 Rockefeller Plaza, 27th Floor
New York, New York 10019
December 21, 2010
Peggy Kim
Special Counsel
United States Securities and Exchange Commission
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	GlobalOptions Group, Inc. Schedule TO-I Filed December 1, 2010 File No. 005-80846
Dear Ms. Kim:
          We acknowledge receipt of the comment letter of the Securities and Exchange Commission (the “Commission”) dated December 10, 2010, with regard to the above-referenced filing. GlobalOptions Group, Inc. (the “Company”) acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GLOBALOPTIONS GROUP, INC.
By:	/s/ Jeffrey O. Nyweide
Name:	Jeffrey O. Nyweide
Title:	Chief Financial Officer and Executive Vice President